UNITED OVERSEAS BANK 大華銀行

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 5339898 **Fax** (65) 5342334
www.uobgroup.com

Our ref: ANN2002/UOB2002/UOB-A34/sc

11 October 2002

File No. 82-2947

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

02055422

02 OCT 25 AM 9:41

SUPPL

PURCHASE OF ADDITIONAL SHARES IN FAR EASTERN BANK LIMITED

Dear Sir

We enclose a copy of our Announcement dated 11 October 2002 in regard to the above matter for your information.

PROCESSED
NOV 04 2002
THOMSON
FINANCIAL

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

Leo Hee Wui
Assistant Secretary

Enc

10/29

UNITED OVERSEAS BANK 大華銀行

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 5339898 **Fax** (65) 5342334
www.uobgroup.com

PURCHASE OF ADDITIONAL SHARES IN FAR EASTERN BANK LIMITED

Singapore, 11 October 2002 - United Overseas Bank Limited wishes to announce that it has purchased an additional 400,042 shares representing 0.4% of the issued and paid up capital of Far Eastern Bank Limited ("FEB") thereby raising its stake in FEB to 76.85%.

Mrs Vivien Chan
Company Secretary